Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
VIA EDGAR AND FACSIMILE
August 26, 2010
Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-3628
Re:	Superior Well Services, Inc. Schedule TO-T/A Filed on August 23, 2010 Filed by Diamond Acquisition Corp. and Nabors Industries Ltd. File No. 005-80915
Dear Mr. Jacobson:
     On behalf of Nabors Industries Ltd. (“Nabors”) and Diamond Acquisition Corp. (“Offeror” and collectively with Nabors, the “Company”), this letter responds to the letter of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 25, 2010, setting forth comments to Amendment No. 1 to the Schedule TO-T filed by Nabors and Offeror with the Commission on August 23, 2010. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. Any terms not defined herein shall have the meanings set forth in the Offer to Purchase.
Schedule TO-T/A
Exhibit 99(A)(1)(A): Offer to Purchase
Source and Amount of Funds, page 33
1.	Your revised disclosure in response to prior comment 9 states that Nabors and its financial advisors are currently evaluating various types of financing arrangements, including, without limitation, issuing new bonds or entering into new credit facilities, and that Nabors and its financial advisors have not finalized any definitive arrangements or plans with respect to such financing, if any. Item 1007(d) disclosure is required if all or any part of the funds or other consideration required is, “or is expected,” to be borrowed, directly or indirectly, for the purpose of the transaction. If, prior to expiration of the offer, any funds are expected to be borrowed, please revise to provide the disclosure required by Item I007(d) for such funds. In addition, as noted in prior comment 9, if Item 1007(d) disclosure is required, any applicable loan agreement should be filed as an exhibit. See Item 10l6(b) of Regulation M-A.

The Company notes the Staff’s comments and the Offer to Purchase will be amended promptly following finalization of any definitive arrangements with respect to such financing, if any.
Conditions of the Offer, page 33
2.	Your response to prior comment 12 appears to be inconsistent with the revised disclosure on page 6 of the supplement, which continues to assert that the Offerer’s failure to exercise an offer condition, if eligible, shall not constitute a waiver of that condition. To the extent that the offer is revised prior to offer expiration, please revise to remove the implication that the Offerer reserves the right to willfully ignore an offer condition that it is eligible to assert.

The Company notes the Staff’s comments and, to the extent that the offer is revised prior to offer expiration, the Company will revise the Offer to Purchase to remove the implication that Offeror reserves the right to ignore an offer condition that it is eligible to assert.
* * *
     If you have any questions, please do not hesitate to contact me at (281) 775-8166. You may send correspondence to me via facsimile at (281) 775-4319. In addition, please feel free to contact Charles J. Conroy at (212) 530-5671 or Roland Hlawaty at (212) 530-5735, both of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely,
/s/ LAURA W. DOERRE
Laura W. Doerre, Esq.
Vice President and General Counsel

Enclosures
cc:	David Wallace — Superior Well Services, Inc.
Brett E. Braden — Latham & Watkins, LLP
Michael E. Dillard — Latham & Watkins, LLP
Charles J. Conroy — Milbank, Tweed, Hadley & McCloy LLP
Roland Hlawaty — Milbank, Tweed, Hadley & McCloy LLP

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